                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549





                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                        DutchFork Bancshares, Inc.
   -------------------------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, par value $0.01 per share
      ------------------------------------------------------------------
                        (Title of Class of Securities)


                                  26704P108
                   --------------------------------------
                                (CUSIP Number)

                                December 31, 2000
                 --------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)
                              Page 1 of 5 pages

--------------------------  ------------------------ ---------------------------
CUSIP NO. 26704P108                   13G                Page 2 of  5  Pages
--------------------------  ------------------------ ---------------------------

----    ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Newberry Federal Savings Bank Employee Stock Ownership Plan

----    ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) /_/
                                                        (b) /_/

----    ------------------------------------------------------------------------
3       SEC USE ONLY



----    ------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Federally chartered stock savings institution's employee stock benefit plan organized in South Carolina.

-----------------  ----   ------------------------------------------------------
     NUMBER OF       5    SOLE VOTING POWER
       SHARES                   124,844
    BENEFICIALLY
      OWNED BY     ----   ------------------------------------------------------
        EACH         6    SHARED VOTING POWER
     REPORTING                     0
       PERSON
        WITH       ----   ------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER
                                   0
                   ----   ------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                                   0

----    ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              124,844

----    ------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


----    ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            8.0% of 1,560,550 shares of Common Stock outstanding as of December 31, 2000.

----    ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
              EP

--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

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          NEWBERRY FEDERAL SAVINGS BANK EMPLOYEE STOCK OWNERSHIP PLAN

                                 SCHEDULE 13G

Item 1(a)   Name of Issuer:
            DutchFork Bancshares, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            735 Wilson Road
            Newberry, SC 29108

Item 2(a)   Name of Person Filing:
            Newberry Federal Savings Bank Employee Stock Ownership Plan
            Trustee:  First Bankers Trust Company, N.A.
                      2321 Koch's Lane
                      Quincy, IL 62301

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            735 Wilson Road
            Newberry, SC 29108

Item 2(c)   Citizenship:  Federally chartered stock savings
                          institution's employee stock benefit plan organized in South Carolina.

Item 2(d)   Title of Class of Securities:  Common Stock, par value $0.01 per share

Item 2(e)   CUSIP Number: 26704P108

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 2000, the reporting person beneficially owned 124,844 shares of the issuer. This number of shares represents 8.0% of the common stock, par value $0.01, of the issuer, based upon 1,560,550 shares of such common stock outstanding as of December 31, 2000. As of December 31, 2000, the reporting person has sole power to vote or to direct the vote of 124,844 of the shares and has the sole power to dispose or direct the disposition of 124,844 shares of common stock.


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Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A



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Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               February 9, 2001
                  --------------------------------------------
                                    (Date)

                               /s/ Linda Shultz
                  --------------------------------------------
                                 (Signature)

                                 Linda Shultz
                First Bankers Trust Company, N.A., as Trustee
                  --------------------------------------------
                                 (Name/Title)









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